FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                           For the month of June 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                  Form 20-F   X          Form 40-F
                            -----                    -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                     Yes                    No         X
                          -----                      -----

This Form 6-K consists of:

A press release issued by Vasogen Inc. on June 22, 2000, entitled: "Vasogen Announces $14 Million Bought Deal":


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        VASOGEN INC.


                                        By ___________________________________
                                        (Name: Christopher  Waddick)
                                        (Title: Vice-President, Finance & CFO)


Date:  June 26, 2000

  Vasogen Inc.                                    INVESTOR CONTACT

  2155 Dunwin Drive                               Trevor Burns
  Mississauga, ON, Canada L5L 4M1                 Investor Relations
  tel: (905) 569-2265 fax: (905) 569-9231         tel: (905) 569-9065
  http://www.vasogen.com                          e-mail: investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                    VASOGEN ANNOUNCES $14 MILLION BOUGHT DEAL

Toronto, Ontario (June 22, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has entered into an underwriting agreement on a "bought deal" basis with Research Capital Corporation for the issuance and sale of 1.4 million common shares at a price of $10.00 per share for total gross proceeds of $14 million. Closing is scheduled to take place on or about July 13, 2000.

The underwriter may, prior to June 26, 2000, increase the size of the issue by an additional 350,000 common shares at the same price.

The Company has granted the underwriter an over-allotment option, exercisable until closing, to purchase up to an additional 15% of the number of common shares issued on closing on the same terms and conditions noted above. The Company has also granted the underwriter a compensation option, exercisable for a period of 15 months from closing, to acquire 100,000 common shares at $10.00 per share.

Net proceeds of the offering will be used to support the Company's research and development program, ongoing operations, and business development. The Company's cash position at closing taking into account the net proceeds of the 1.4 million common share issue is projected to be approximately $38 million.

   Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.

        "For information purposes only. The issue is not being offered to residents of the United States of America."